
05006965



SmarTone
數碼通


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005
WASH., D.C. 185 SECTION

Exemption No. 82-5114

22 March 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Re: SmarTone Telecommunications Holdings Limited (Exemption No. 82-5114)

We furnish herewith for your records a copy of the Interim Report for 2004-2005 financial year of the captioned Company pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the document by signing and returning duplicate copy of this letter.

Yours faithfully
For and on behalf of
SmarTone Telecommunications Holdings Limited

Company Secretary

PROCESSED
APR 0 6 2005
THOMSON
FINANCIAL

SmarTone Telecommunications Holdings Limited
數碼通電訊集團有限公司

31/F, JOS Tower, Millennium City 2,
378 Kwun Tong Road, Kwun Tong,
Kowloon, Hong Kong
Tel : 852 3128 2828 Fax : 852 3128 2266

香港九龍觀塘觀塘道378號
創紀之城二期
怡和科技中心31樓
電話：852 3128 2828 傳真：852 3128 2266

SmarTone Telecommunications Holdings Limited

Interim Report 2004 / 2005





(Financial figures are expressed in Hong Kong dollars)

SmarTone's strong operational performance continued during the period with rising services revenue and ARPU amidst a highly competitive market. While the 3G costs have started to impact on financial results, your company is focused on leveraging its leading position in multimedia services to create longer term value using 3G.

FINANCIAL HIGHLIGHTS

Turnover increased to $1,831 million, representing a growth of 18% and 1% on the same period last year and the previous six months respectively. Earnings before interest, tax, depreciation and amortisation ("EBITDA") of $455 million increased by 2% on the corresponding period last year but decreased by 3% on the previous six months. Profit attributable to shareholders was $226 million, a decline of 4% and 2% compared with $235 million for the same period last year and $231 million for the preceding six months respectively. Earnings per share for the period amounted to $0.39.

DIVIDEND

Your Board declares an interim dividend of $0.19 per share, a decrease of 5% on $0.20 for the previous year, in line with the decline in interim profit.

BUSINESS REVIEW

HONG KONG MOBILE BUSINESS

SmarTone maintains a strong operational performance in a market beset with continuing price erosion and constant promotions. Blended ARPU for the period of $196 increased by 4% on the first half of last year and the previous six months. Postpaid ARPU rose to $228, an increase of 10% and 6% on the same period last year and the preceding six months respectively. This reflects an improving customer profile and customers' increasing usage of data and roaming services. Services revenue increased on the back of higher ARPU, outweighing the impact of a small reduction in the number of customers to 1,033,000 at the end of December 2004. Churn rate improved from 2.6% in June 2004 to 2.4% in December 2004, and remained below the industry average. With the rapid rollout of the 3G radio network and the commercial launch of 3G-enabled services in December 2004, 3G costs have begun to impact on financial results.

The commercial launch of 3G-enabled services is a key milestone in SmarTone's quest for long-term revenue and profit growth through multimedia services. Offering faster speed, increased bandwidth and capacity as well as greater cost-efficiency, 3G allows much greater flexibility in delivering an enhanced customer experience and differentiation. SmarTone is well poised to extend its leadership in the continuing evolution of multimedia services with its strong customer propositions:

- *Differentiated content and services* — For consumers, SmarTone iN on 3G offers the greatest breadth and depth of relevant content and services. With richer propositions, it provides customers a more compelling experience in key areas such as sports, news, music and games. In addition, the SmarTone iN on 3G portal offers a richer browsing experience and more sophisticated navigation system for easier access to favourite content and services.

(Financial figures are expressed in Hong Kong dollars)

SmarTone PC Connect, your company's first 3G-enabled service for business users, is the best mobile working solution in the market. More than just a 3G / GPRS datacard, it comes with an on-screen console offering an intuitive interface to a range of services. Customers can enjoy high-speed and reliable access to the Internet, emails, company intranet applications, as well as news and travellers' information, without the need for a fixed line. Business travellers are now able to enhance their productivity while enjoying greater convenience when roaming abroad.

- *Best-in-class handsets* — SmarTone offers the widest choice of handsets from the popular brands, as well as exclusive customised models from leading edge manufacturers. Leveraging its successful experience in co-developing and marketing well-designed handsets that are easy to use and which provide the highest quality customer experience in rich multimedia services, your company is extending its co-development partnership to a number of handset manufacturers for 3G. This strategy enables your company to offer best-in-class handsets for targeted customer segments with relevant propositions and at different price points. The first SmarTone iN 3G handset, the Sanyo S103, has just been launched and will be followed shortly by the Sharp SX813, as well as other models from different brands.

- *Better value and transparent pricing* — To encourage customer adoption and to strengthen its differentiated proposition, your company has introduced a new pricing model for multimedia services. All SmarTone iN on 3G price plans are bundled with free access to a range of video and basic content, as well as free browsing within the SmarTone iN on 3G portal. Premium content charges are either event-based or time-based, without any additional per KB or per packet fee. These new price plans provide customers greater simplicity, transparency and predictability, and also offer better value.

- *Most reliable 3G network* — With its expertise in network planning and optimisation, SmarTone has extended its leadership in 2G network quality to 3G. The network has provided territory-wide coverage since commercial launch in December 2004, and will offer 2G-equivalent coverage and quality by March 2005. Reliability and stability for voice and data services delivered by the network is unmatched in the market.

To ensure a step up in total customer experience for all SmarTone's customers, as well as to better market 3G-enabled services, your company has upgraded all its customer touch-points through an extensive improvement programme for its front-of-house and back-of-house operations. An important element of this initiative is the introduction of a new shop design and service upgrade at all retail outlets, to provide a better shopping experience and create a better showcase for SmarTone's products and services. A new billing system has been installed to enable greater flexibility and improved efficiency in the launch of new services. The CRM system is being upgraded to provide more personalised customer service and to improve your company's effectiveness in planning and implementing marketing programmes.

SmarTone has signed an exclusive partner network agreement with Vodafone, the world's leading mobile operator. Your company will re-brand its business in Hong Kong to SmarTone-Vodafone, further enhancing its strong local brand with Vodafone's global strengths and propositions. Leveraging Vodafone's global footprint and leadership in mobile communications, SmarTone will enhance its customer propositions to all targeted customer segments, and deliver a wider range of products and services at shorter time-to-market and lower costs. The partnership will sharpen your company's edge and will be instrumental in increasing revenue market share.

Macau Mobile Business

The business continued to increase its revenue and deliver a higher profit contribution to the Group.

PROSPECTS

Pressure on margins is expected to remain in the short term as revenue growth would be offset by higher handset subsidies and increase in costs due to 3G. The switch to 3G is set to accelerate in 2005, with the increasing availability of handsets and new services. SmarTone will continue to lead the development of rich multimedia services in exploiting the growing advantages of 3G over 2.5G / EDGE to increase revenue market share.

Our focus on delivering the best customer experience with 3G, powered by differentiated, compelling services and content as well as best-in-class handsets, will accelerate the adoption of multimedia and other non-voice services, and the growth in revenue market share. I am pleased with the strong position that your company has established and I am optimistic of its potential in capturing new opportunities in the future.

APPRECIATION

I would like to express my appreciation of the invaluable support from our customers, shareholders and fellow directors, as well as the hard work and commitment of our staff.

Raymond Kwok Ping-luen
Chairman

Hong Kong, 28 February 2005

(Financial figures are expressed in Hong Kong dollars)

OVERVIEW

During the six months ended 31 December 2004, the Group achieved a profit attributable to shareholders of $226 million compared to $235 million for the same period last year. Operating revenue rose significantly by $282 million to $1,831 million (first half of 2003/04: $1,549 million) with growth in both mobile services revenue and handset sales. This was a result of the Group's success in improving its customer profile with increasing data and roaming usage, and expansion in the handset business. During the six months ended 31 December 2004, the Group incurred additional costs in relation to 3G as well as sales and marketing costs for various marketing campaigns. Upon the commercial launch of the Group's 3G-enabled services in December 2004, the 3G spectrum utilisation fee started to be expensed as incurred and depreciation of 3G network had commenced.

FINANCIAL PERFORMANCE

Group earnings before interest, tax, depreciation and amortisation ("EBITDA") for the six months ended 31 December 2004 increased slightly to $455 million (first half of 2003/04: $448 million).

Turnover for the period under review increased by $282 million to $1,831 million (first half of 2003/04: $1,549 million) due to both higher mobile services revenue and handsets sales:

- Mobile services revenue in the period increased by $93 million to $1,310 million (first half of 2003/04: $1,217 million). Higher revenues from IDD, roaming, multimedia services and Macau operations all contributed to the increase.

  Hong Kong blended ARPU for the six months ended 31 December 2004 was $196 (first half of 2003/04: $188). The increase reflected the continuing improvement in the quality of customers in both business and consumer markets with data and roaming revenue showing healthy increases.

  Despite the continuing downward pressure on local voice tariffs, postpaid ARPU rose by $21 to $228 (first half of 2003/04: $207). Revenues from all services other than local voice service were higher.

  SmarTone achieved a strong growth in multimedia services during the period. Multimedia services revenue registered a strong year-on-year increase of approximately 90% in December 2004 and has been the key driver for the growth in data revenue, which accounted for 7.5% of services revenue. Total number of active SmarTone iN customers continued to rise and represented 19% of postpaid customer base in December 2004.

- Handsets and accessories sales for the period under review rose by 57% to $521 million (first half of 2003/04: $332 million). Handset business continued to be an integral part of the Group's operation in providing the widest choice of handsets to customers. The Group has successfully expanded its presence in the high-end segment of the handset market through its customised best-in-class handsets.

Cost of goods sold and services provided increased to $738 million (first half of 2003/04: $523 million) mainly due to higher costs of handsets sold and increased interconnection and roaming costs. Such higher costs reflected the corresponding increases in handset sales and mobile services usage.

Other operating expenses (excluding depreciation and loss on disposal of fixed assets) increased to $637 million (first half of 2003/04: $578 million). This was due to an increase in network costs arising from the 3G network rollout and higher sales and marketing expenses incurred for the promotion of multimedia services, new handsets and the launch of 3G-enabled services.

The financial performance of the Group's mobile business in Macau has been satisfactory and its contribution to the Group's profit increased in the six months ended 31 December 2004.

SUBSIDIARIES, ASSOCIATES AND OTHER INVESTMENTS

There have been no significant acquisition or disposal of subsidiaries, associates or other investments during the period.

CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL RESOURCES

The Group's capital structure has no significant changes since 30 June 2004. The cash resources of the Group remain strong with cash and bank balances and investments in held-to-maturity debt securities, net of external borrowings, at 31 December 2004 of $1,817 million.

The Group had a net cash inflow from operating activities during the period of $431 million. Net interest received during the period was $32 million as compared to $34 million in the same period last year. The Group's major outflows of funds in the period were payment of final dividends for the financial year 2003/04 and purchases of fixed assets. The Group also had an inflow of $156 million being the proceeds from redemptions of held-to-maturity debt securities and bank borrowing, net of repayment.

The directors of the Group are of the opinion that the Group can fund its capital expenditure for the current financial year ending 30 June 2005 from existing cash resources and its committed borrowing facilities.

TREASURY POLICY

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed on deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained in Hong Kong or United States dollars.

The Group's investments in debt securities are denominated in either Hong Kong or United States dollars with a maximum maturity of 3 years. The Group's policy is to hold its investments in debt securities until maturity.

The Group arranged a 1-year committed interchangeable revolving loan and trade finance facility of $200 million and an uncommitted multi-currency documentary letter of credit facility of $100 million from certain banks during the period. Of these facilities, $222 million was utilised of which $170 million was drawn from the revolving loan and $52 million from the letter of credit facility for general working capital at 31 December 2004.

The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collateralise such instruments by cash deposits to lower the issuance cost. Total amount of pledged deposits at 31 December 2004 was $337 million (30 June 2004: $326 million).

(Financial figures are expressed in Hong Kong dollars)

FUNCTIONAL CURRENCY AND FOREIGN EXCHANGE EXPOSURE

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except its United States dollar fixed income investments and bank deposits, are denominated in Hong Kong dollars. The Group therefore does not have any significant exposure to foreign currency gains and losses other than those arising due to its United States dollar denominated bank deposits and fixed income investments. The Group does not currently undertake any foreign exchange hedging.

CONTINGENT LIABILITIES

PERFORMANCE BONDS

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 31 December 2004 under these performance bonds was $313 million (30 June 2004: $152 million). The performance bonds were partially collateralised by cash deposits to lower the issuance cost.

LEASE OUT, LEASE BACK ARRANGEMENT

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully collateralised by cash deposits to lower the issuance costs. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

BANK FACILITIES GUARANTEES

At 31 December 2004, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to short term revolving credit facilities and uncommitted trade finance facility granted by certain banks of up to $300 million (30 June 2004: $600 million).

EMPLOYEES AND SHARE OPTION SCHEME

The Group had 1,444 full-time employees at 31 December 2004, with the majority in Hong Kong. Staff receives a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include a mandatory provident fund scheme and medical and dental care insurance. Staff members are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to the participants, including directors and employees, to subscribe for shares of the Company. During the period, the Company issued 193,000 share options which are exercisable at an exercise price of $8.01 per share from 6 December 2005 to 5 December 2014. No share options were exercised and 77,000 share options were cancelled during the period. At 31 December 2004, 12,706,500 share options were outstanding.

(Expressed in Hong Kong dollars)

The directors are pleased to present the Group's interim report and condensed consolidated interim financial statements for the six months ended 31 December 2004. The consolidated profit and loss account, the consolidated cash flow statement and the consolidated statement of changes in equity for the six months ended 31 December 2004, and the consolidated balance sheet at 31 December 2004 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 7 to 20 of this report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 December 2004

		Unaudited six months ended 31 December	
		2004	2003
	Note	$000	$000
Turnover	2	1,830,578	1,548,800
Cost of goods sold and services provided		(738,180)	(522,538)
Gross profit		1,092,398	1,026,262
Other operating expenses		(850,028)	(782,990)
Operating profit	4	242,370	243,272
Finance income	5	26,333	33,421
Finance costs	5	(372)	(340)
Profit before taxation		268,331	276,353
Taxation	6	(37,566)	(38,966)
Profit after taxation		230,765	237,387
Minority interest		(5,135)	(2,241)
Profit attributable to shareholders		225,630	235,146
Dividends			
In respect of the period	7	110,730	116,953
Attributable to prior years paid in the period	7	192,321	2,205,757
Earnings per share			
Basic	8	$0.39	$0.40
Diluted	8	$0.39	$0.40
EBITDA	9	455,323	448,327

(Expressed in Hong Kong dollars)

CONSOLIDATED BALANCE SHEET

At 31 December 2004 and 30 June 2004

	Note	Unaudited 31 December 2004 $000	Audited 30 June 2004 $000
Non-current assets			
Fixed assets	10	2,043,347	1,953,794
Interest in an associate		3,050	3,050
Investments	11	1,145,765	1,146,297
Deferred expenditure		11,802	12,991
Deferred tax assets		1,038	2,857
		3,205,002	3,118,989
Current assets			
Inventories		138,507	124,230
Investments	11	332,685	471,081
Trade receivables	12	192,479	167,279
Deposits and prepayments		136,623	125,370
Other receivables		37,922	41,490
Cash and bank balances	13	561,908	653,808
		1,400,124	1,583,258
Current liabilities			
Trade payables	14	185,611	154,853
Other payables and accruals		455,320	681,817
Customers' deposits		26,022	24,744
Deferred income		75,580	72,408
Taxation payable		17,045	—
Unsecured bank loans		170,000	150,000
		929,578	1,083,822
Net current assets		470,546	499,436
Total assets less current liabilities		3,675,548	3,618,425
Non-current liabilities			
Deferred tax liabilities		149,769	131,068
Minority interest		26,542	21,407
Net assets		3,499,237	3,465,950
Capital and reserves			
Share capital	15	58,279	58,331
Reserves		3,440,958	3,407,619

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2004

	Note	Unaudited six months ended 31 December 2004 $000	2003 $000
Net cash inflow from operating activities		431,124	352,904
Net cash used in investing activities		(350,306)	(1,098,780)
Net cash used in financing activities		(184,276)	(1,711,642)
Decrease in cash and cash equivalents		(103,458)	(2,457,518)
Cash and cash equivalents at the beginning of the period		328,188	2,820,725
Cash and cash equivalents at the end of the period		224,730	363,207
Analysis of cash and cash equivalents			
Cash and bank balances	13	561,908	697,801
Less: pledged bank deposits	13	(337,178)	(334,594)
		224,730	363,207

(Expressed in Hong Kong dollars)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31 December 2004

	Unaudited						
	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Exchange reserve $000	Retained profits $000	Total $000
At 1 July 2004	58,331	—	2,638	2,371,112	26	1,033,843	3,465,950
Cancellation of shares repurchased	(52)	—	52	—	—	—	—
Payment of 2004 final dividend	—	—	—	—	—	(192,321)	(192,321)
Exchange translation differences and net gain not recognised in the profit and loss account	—	—	—	—	(22)	—	(22)
Profit for the period	—	—	—	—	—	225,630	225,630
At 31 December 2004	**58,279**	**—**	**2,690**	**2,371,112**	**4**	**1,067,152**	**3,499,237**

For the six months ended 31 December 2003

	Unaudited						
	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Exchange reserve $000	Retained profits $000	Total $000
At 1 July 2003	58,301	4,218,517	2,461	199,800	—	842,543	5,321,622
Issue of new shares upon exercise of share options	207	18,985	—	—	—	—	19,192
Repurchases of shares	—	—	—	(2,365)	—	(32)	(2,397)
Cancellation of share premium	—	(4,237,502)	—	4,237,502	—	—	—
Payment of 2003 final dividend	—	—	—	—	—	(157,972)	(157,972)
Payment of special cash dividend	—	—	—	(2,047,785)	—	—	(2,047,785)
Profit for the period	—	—	—	—	—	235,146	235,146
At 31 December 2003	58,508	—	2,461	2,387,152	—	919,685	3,367,806

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended 31 December 2004

1 BASIS OF PREPARATION AND THE PRINCIPAL ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 30 June 2004.

The interim financial statements should be read in conjunction with the annual financial statements for the year ended 30 June 2004.

2 TURNOVER

The Group is principally engaged in the provision of mobile services and the sale of mobile telephones and accessories. Revenues recognised during the period are as follows:

	Six months ended 31 December	
	2004	2003
	$000	$000
Mobile services	1,309,857	1,216,813
Mobile telephone and accessory sales	520,721	331,987
	1,830,578	1,548,800

3 SEGMENT REPORTING

For the six months ended 31 December 2004 and 2003, more than ninety per cent. of the Group's turnover and operating profit was attributable to its mobile communications operations in the Special Administrative Regions of Hong Kong and Macau. Accordingly, no analysis by either business or geographical segment is included in the interim financial statements.

(Expressed in Hong Kong dollars)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2004

4 OPERATING PROFIT

Operating profit is arrived at after charging:

	Six months ended 31 December	
	2004	2003
	$000	$000
Depreciation		
Owned fixed assets	147,424	134,044
Leased fixed assets	62,823	67,301
Amortisation of deferred expenditure	13,737	10,283
Operating lease rentals for land and buildings, transmission sites and leased lines	211,027	204,036
Loss on disposal of fixed assets	2,706	3,709
Provision for inventories	580	569
Provision for bad and doubtful debts	7,786	6,969
Net exchange loss	226	4,925

5 NET FINANCE INCOME

	Six months ended 31 December	
	2004	2003
	$000	$000
Finance income		
Interest income from:		
Listed debt securities	8,973	9,796
Unlisted debt securities	13,417	13,575
Deposits with banks and other financial institutions	3,943	10,050
	26,333	33,421
Finance costs		
Interest expense on bank loans repayable within five years	(105)	(340)
Other borrowing costs	(267)	—
	(372)	(340)
	25,961	33,081

6 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% on the assessable profit for the period (2003: Nil). Taxation on overseas profits has been calculated on the estimated profit for the period at the rates of taxation prevailing in the country in which the Group operates (2003: Nil).

The amount of taxation charged to the consolidated profit and loss account represents:

	Six months ended 31 December	
	2004	2003
	$000	$000
Current taxation		
— Hong Kong	14,972	—
— Overseas	2,073	—
Deferred taxation relating to the origination of temporary differences	20,521	38,966
	37,566	38,966

7 Dividends

	Six months ended 31 December	
	2004	2003
	$000	$000
In respect of the period		
Interim declared/paid, of $0.19 per share (2003: $0.20 per share)	110,730	116,953
Attributable to prior years paid in the period		
Final of $0.33 per share (2003: $0.27 per share)	192,321	157,972
Special cash dividend of nil (2003: $3.50 per share)	—	2,047,785
	192,321	2,205,757
	303,051	2,322,710

At a meeting held on 28 February 2005, the directors declared an interim dividend of $0.19 per share for the year ending 30 June 2005. This declared dividend is not reflected as a dividend payable in the interim financial statements but will be accounted for as an appropriation of retained profits for the year ending 30 June 2005.

(Expressed in Hong Kong dollars)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2004

8 BASIC AND DILUTED EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the profit attributable to shareholders of $225,630,000 (2003: $235,146,000).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 582,834,803 (2003: 584,048,178). The diluted earnings per share is based on 582,853,706 (2003: 584,418,314) shares which is the weighted average number of shares in issue during the period plus the weighted average number of 18,903 (2003: 370,136) shares deemed to be issued at no consideration if all outstanding options had been exercised.

9 EBITDA

EBITDA represents earnings before finance income and finance costs, depreciation and loss on disposal of fixed assets, share of loss of associate, taxation and minority interest. EBITDA includes all costs in relation to customer acquisition and amortisation of handset subsidies.

10 FIXED ASSETS

	$000
Cost	
At 1 July 2004	4,671,435
Additions	303,299
Disposals	(51,222)
Exchange adjustment	(32)
At 31 December 2004	**4,923,480**
Accumulated depreciation and impairment losses	
At 1 July 2004	2,717,641
Charge for the period	210,247
Disposals	(47,752)
Exchange adjustment	(3)
At 31 December 2004	**2,880,133**
Net book value	
At 31 December 2004	**2,043,347**
At 30 June 2004	1,953,794

At 31 December 2004, the net book value of fixed assets held by the Group under finance leases amounted

11 INVESTMENTS

	31 December 2004 $000	30 June 2004 $000
Investment securities		
Unlisted equity securities	53,099	47,744
Held-to-maturity debt securities		
Listed outside Hong Kong	534,669	595,204
Unlisted	890,682	974,430
	1,425,351	1,569,634
Less: Debt securities maturing within one year of the balance sheet date included under current assets	(332,685)	(471,081)
	1,092,666	1,098,553
Total non-current investments	1,145,765	1,146,297
Market value of listed securities	530,849	592,683

12 TRADE RECEIVABLES

The Group allows an average credit period of thirty days to its subscribers and other customers. The ageing of the trade receivables, net of provisions, is as follows:

	31 December 2004 $000	30 June 2004 $000
Current to 30 days	167,868	144,386
31 - 60 days	17,563	18,283
61 - 90 days	5,859	3,920
Over 90 days	1,189	690
	192,479	167,279

(Expressed in Hong Kong dollars)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2004

13 CASH AND BANK BALANCES

	31 December 2004 $000	30 June 2004 $000
Pledged bank deposits	**337,178**	325,620
Cash and cash equivalents	**224,730**	328,188
	561,908	653,808

Of the pledged bank deposits, $171,000,000 (30 June 2004: $150,000,000) has been pledged as cash collateral for the Group's 3G licence performance bond as referred to in note 20 "Contingent Liabilities".

14 TRADE PAYABLES

The ageing of the trade payables is as follows:

	31 December 2004 $000	30 June 2004 $000
Current to 30 days	**99,971**	64,374
31 - 60 days	**55,272**	53,004
61 - 90 days	**16,751**	15,774
Over 90 days	**13,617**	21,701
	185,611	154,853

15 SHARE CAPITAL

	Shares of $0.10 each	$000
Authorised:		
At 1 July 2004 and 31 December 2004	1,000,000,000	100,000
Issued and fully paid:		
At 1 July 2004	583,311,928	58,331
Cancellation of shares repurchased	(520,500)	(52)
At 31 December 2004	**582,791,428**	**58,279**

During the six months ended 31 December 2004, no shares were repurchased. During the period, the Company cancelled 520,500 shares that were repurchased on The Stock Exchange of Hong Kong Limited during the year ended 30 June 2004. Accordingly, the related cancellation of shares repurchased has been included as a movement of issued and fully paid share capital for the six months ended 31 December 2004.

16 Employee share option scheme

At 31 December 2004, the outstanding options granted under the Company's share option scheme are as follows:

			Number of options			
Date of grant	Exercise *period*	Exercise *price*	Outstanding at 1 July 2004	Granted during *the period*	Exercised/ cancelled during *the period*	**Outstanding at 31 December 2004**
10 February 2003	10 February 2003 to 16 July 2011	$9.29	3,000,000	—	—	**3,000,000**
10 February 2003	2 May 2003 to 1 May 2012	$9.20	133,500	—	—	**133,500**
5 February 2004	5 February 2005 to 4 February 2014	$9.00	9,457,000	—	(77,000)	**9,380,000**
6 December 2004	6 December 2005 to 5 December 2014	$8.01	—	193,000	—	**193,000**
			12,590,500	193,000	(77,000)	**12,706,500**

17 Related party transactions

a During the period, the Group had the following significant transactions with certain related parties in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions:

	Six months ended 31 December	
	2004	2003
	$000	$000
Operating lease rentals for land and buildings and transmission sites (note i)	**25,586**	27,372
Insurance expenses (note ii)	**4,800**	4,960

(Expressed in Hong Kong dollars)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2004

17 RELATED PARTY TRANSACTIONS *(continued)*

i Operating lease rentals for land and buildings and transmission sites

Certain subsidiaries and associated companies of Sun Hung Kai Properties Limited ("SHKP"), the ultimate holding company of the Group, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them.

For the six months ended 31 December 2004, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $25,586,000 (2003: $27,372,000).

ii Insurance expenses

Sun Hung Kai Properties Insurance Limited and Hung Kai Insurance Brokers Company Limited, wholly owned subsidiaries of SHKP, provide general insurance services to the Group. For the six months ended 31 December 2004, insurance premiums paid and payable were $4,800,000 (2003: $4,960,000).

b At 31 December 2004, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

c New-Alliance Asset Management (Asia) Limited ("New Alliance"), an associate of SHKP, has been appointed as the investment manager of the Group's Occupational Retirement Scheme since October 1999. For the six months ended 31 December 2004 and 2003, no fees were paid by the Group as New-Alliance is remunerated by way of fee levied on mutual funds to which the Group's Occupational Retirement Scheme subscribes.

d The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group are included within the relevant balance sheet items:

	31 December 2004 $000	30 June 2004 $000
Trade receivables	721	634
Deposits and prepayments	7,072	6,337
Trade payables	2,403	393
Other payables and accruals	349	407

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

18 CAPITAL COMMITMENTS

Capital commitments outstanding at 31 December 2004 not provided for in the interim financial statements are as follows:

	31 December 2004 $000	30 June 2004 $000
Contracted for		
Fixed assets	**114,634**	29,737
Equity securities	**11,700**	19,500
Authorised but not contracted for	**347,208**	745,589
	473,542	794,826

19 OPERATING LEASE COMMITMENTS

At 31 December 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	31 December 2004 $000	30 June 2004 $000
Land and buildings and transmission sites		
Within one year	**303,402**	239,704
After one year but within five years	**168,691**	161,036
After five years	**11,829**	14,369
	483,922	415,109
Leased lines		
Within one year	**38,721**	29,832
After one year but within five years	**2,656**	2,852
	41,377	32,684

(Expressed in Hong Kong dollars)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2004

20 CONTINGENT LIABILITIES

Performance bonds

	31 December 2004 $000	30 June 2004 $000
Hong Kong 3G licence	**310,746**	150,000
Other	**1,942**	1,942
	312,688	151,942

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company.

In October 2004, the third anniversary of the issue of the Hong Kong 3G Licence and subsequent to the payment of the third year spectrum utilisation fee of $50 million, the performance bond was revised to $311 million.

Bank facilities guarantees

At 31 December 2004, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to short term revolving credit facilities and uncommitted trade finance facility granted by certain banks of up to $300 million (30 June 2004: $600 million). Of this amount, $222 million was utilised of which $170 million was drawn from the revolving loan and $52 million from the trade finance facility at 31 December 2004.

(Financial figures are expressed in Hong Kong dollars)

INTERIM DIVIDEND

The directors declared an interim dividend of $0.19 (2003: $0.20) per share for the six months ended 31 December 2004 to shareholders whose names appear in the Register of Members of the Company on 24 March 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 22 March 2005 to Thursday, 24 March 2005 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the aforesaid interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on Monday, 21 March 2005.

SHARE OPTION SCHEME

Pursuant to the share option scheme adopted by the Company on 15 November 2002 (the "Share Option Scheme"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. At 31 December 2004, the following share options granted to the participants under the Share Option Scheme were still outstanding:

Grantee	Date of grant	Exercise price $	Exercise period	Outstanding at 1 July 2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2004
Directors								
Douglas Li	10 February 2003	9.29	10 February 2003 to 16 July 2011	3,000,000	—	—	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	2 May 2003 to 1 May 2012	133,500	—	—	—	133,500
	5 February 2004	9.00	5 February 2005 to 4 February 2014	970,000	—	—	—	970,000
Employees	5 February 2004	9.00	5 February 2005 to 4 February 2014	8,487,000	—	—	(77,000)	8,410,000
	6 December 2004	8.01	6 December 2005 to 5 December 2014	—	193,000	—	—	193,000

The closing price of the shares of the Company as quoted by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 3 December 2004, the trading day preceding the date of grant of the options during the period was $7.95.

Other than the options stated above, no share options had been granted by the Company to the other participants pursuant to the Share Option Scheme.

Save as disclosed above, no other share options were granted, exercised, cancelled or lapsed during the period.

(Financial figures are expressed in Hong Kong dollars)

DIRECTORS' INTERESTS AND SHORT POSITIONS

At 31 December 2004, the interests of the directors, chief executive and their respective associates in shares and in respect of equity derivatives, underlying shares and debentures of the Company and its associated corporations (as defined in the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company under section 352 of the SFO were as follows:

INTERESTS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

	Shares				Equity derivatives		
Name of director	Personal	Spouse or child under 18	Controlled corporation	Others	Share options (Note)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	—	—	2,237,767	—	2,237,767	0.38%
Douglas Li	—	—	—	—	3,000,000	3,000,000	0.51%
Patrick Chan Kai-lung	—	—	—	—	1,103,500	1,103,500	0.19%

Note: Information of the share options is listed below:

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2004
Douglas Li (Note 1)	10 February 2003	9.29	3,000,000	—	—	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	133,500	—	—	—	133,500
(Notes 2 & 3)	5 February 2004	9.00	970,000	—	—	—	970,000

Notes:

1. The options are exercisable at $9.29 per share during the period from 10 February 2003 to 16 July 2011. The options can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options are exercisable at $9.20 per share during the period from 2 May 2003 to 1 May 2012. The options can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options are exercisable at $9.00 per share during the period from 5 February 2005 to 4 February 2014. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

INTERESTS IN ASSOCIATED CORPORATIONS

1. *Interests in shares and underlying shares of Sun Hung Kai Properties Limited*

	Shares				Equity derivatives		
Name of director	Personal	Spouse or child under 18	Controlled corporation	Others (Note 1)	Share options (Note 2)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	—	—	1,079,515,895	75,000	1,079,590,895	44.96%
Michael Wong Yick-kam	70,904	—	—	—	225,000	295,904	0.01%
Ernest Lai Ho-kai	—	—	—	—	36,000	36,000	0.001%
Eric Li Ka-cheung	—	—	18,000	—	—	18,000	0.0007%

Note 1: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2004
Raymond Kwok Ping-luen	16 July 2001	70.00	75,000	—	—	—	75,000
Michael Wong	15 February 2000	70.00	150,000	—	—	—	150,000
Yick-kam	16 July 2001	70.00	75,000	—	—	—	75,000
Ernest Lai Ho-kai	16 July 2001	70.00	36,000	—	—	—	36,000

All options granted and accepted can be exercised up to one-third during the second year from the date of grant, up to two-thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter, the relevant options will expire.

(Financial figures are expressed in Hong Kong dollars)

2. *Interests in shares and underlying shares of SUNeVision Holdings Ltd.*

	Shares				Equity derivatives		
Name of director	Personal	Spouse or child under 18	Controlled corporation	Others (Note 1)	Share options (Note 2)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	—	—	1,742,500	601,666	2,344,166	0.11%
Michael Wong Yick-kam	100,000	—	—	—	300,000	400,000	0.01%
Andrew So Sing-tak	—	—	—	—	800,000	800,000	0.03%

Note 1: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2004	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2004
Raymond Kwok	28 March 2000	10.38	503,333	—	—	251,667	251,666
Ping-luen	7 April 2001	2.34	350,000	—	—	—	350,000
Michael Wong	28 March 2000	10.38	240,000	—	—	120,000	120,000
Yick-kam	7 April 2001	2.34	180,000	—	—	—	180,000
Andrew So Sing-tak	8 July 2002	1.43	400,000	—	—	—	400,000
	29 November 2003	1.59	400,000	—	—	—	400,000

The above share options are exercisable in accordance with the terms of the relevant share option scheme and conditions of grant.

3. *Interests in shares of other associated corporations*

Mr. Raymond Kwok Ping-luen had the following interests in the shares of the following associated corporations:

Name of associated corporation	Beneficial owner	Attributable holding through corporation (Note)	Attributable percentage of shares in issue through corporation	Actual holding through corporation	Actual percentage interests in issued shares
Superindo Company Limited	10	—	—	—	10%
Super Fly Company Limited	10	—	—	—	10%
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
Open Step Limited	—	8	80%	4	40%

Note: Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

The interests of the directors and chief executive in the share options of the Company and its associated corporations are being regarded for the time being as unlisted physically settled equity derivatives. The details of the share options of the Company are stated under the Share Option Scheme section above.

Save as disclosed above, at 31 December 2004, none of the directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

(Financial figures are expressed in Hong Kong dollars)

DISCLOSABLE INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS UNDER THE SFO

At 31 December 2004, the following parties (other than the directors and chief executive of the Company) had interests of 5% or more in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or as notified to the Company:

Name of shareholder	Note	Number of shares interested	Percentage of shares to issued share capital
Cellular 8 Holdings Limited ("Cellular 8")	1 & 2	289,364,972	49.65%
Sun Hung Kai Properties Limited ("SHKP")	1 & 2	303,532,897	52.08%
Marathon Asset Management Limited		52,720,373	9.05%
Commonwealth Bank of Australia		29,849,000	5.12%

Notes:

1. For the purposes of the SFO, the interest of Cellular 8 in the 289,364,972 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls one-third or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.

2. For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. These subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.

Save as disclosed above, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

Purchase, Sale or Redemption of Shares

At no time during the six months period ended 31 December 2004 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

The Audit Committee of the Company has been established since 1999 to provide advice and recommendations to the Board. The majority of the Committee members are independent non-executive directors and since March 2004, the chairman of the Committee is also an independent non-executive director. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The Audit Committee of the Company held a meeting on 22 February 2005 and reviewed the relevant interim financial statements and report of the Group for the six months period ended 31 December 2004. The Committee was content that the accounting policies and methods of computation adopted by the Group are in accordance with the current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements.

The interim financial statements for the six months ended 31 December 2004 have not been audited but have been reviewed by the Company's external auditors.

(Financial figures are expressed in Hong Kong dollars)

Code of Best Practice

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive directors of the Company are not appointed for specific terms. However, the non-executive directors are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's bye-laws.

The directors adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 of the Listing Rules as the Model Code of the Company regarding securities transactions by directors with effect from 31 March 2004. Having made specific enquiry of all directors, the directors confirm that they have complied with the required standard set out in the Model Code regarding directors' securities transactions.

The financial information disclosed in this report complies with the disclosure requirements of Appendix 16 of the Listing Rules and has been reviewed by the Audit Committee and the auditors before being put forward to the directors for approval.

By order of the Board
Maria Li
Company Secretary

Hong Kong, 28 February 2005

（財務數字以港元列值）

最佳應用守則

就董事所知，概無任何資料顯示本公司於中期報告涵蓋之會計期間內並無遵守上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無獲委任指定年期。儘管如此，各非執行董事必須根據本公司之組織細則於股東週年大會上輪席告退及重選。

董事於2004年3月31日採納上市規則附錄10所載之「上市發行人董事進行證券交易的標準守則」為公司董事關於證券交易的標準守則。在向所有董事作出特定查詢後，董事確認已遵守標準守則所規定有關董事證券交易的標準。

本報告所披露之財務資料已符合上市規則附錄16的披露規定，並於呈交董事批准前，經審核委員會及核數師審閱。

承董事會命
公司秘書
李秀萍

香港，2005年2月28日

購買，出售或贖回股份

於截至2004年12月31日止6個月期間內，本公司及其任何附屬公司均無購買，出售或贖回本公司之股份。

審核委員會

審核委員會之職權範圍及責任乃採納香港會計師公會的「成立審核委員會指引」內的職權範圍書而訂立。

本公司之審核委員會自1999年起成立，負責向董事會作出意見及建議。委員會大部份成員為獨立非執行董事，而自2004年3月起，委員會之主席亦為獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗，為公司提供意見及建議。

審核委員會已於2005年2月22日開會審閱集團截至2004年12月31日止6個月之中期財務報表及報告。委員會相信本集團所採用之會計政策及計算方法乃符合及按照目前香港業內的最佳常規，落實執行一切會計政策。委員會發現財務報表並未遺漏任何特殊項目，並對該報表所披露的數據及闡釋，表示滿意。

截至2004年12月31日止6個月之中期財務報表未經審核，惟已由本公司外聘之核數師審閱。

（財務數字以港元列值）

根據證券及期貨條例須披露權益及淡倉之股東

於2004年12月31日，根據證券及期貨條例第336條所規定存置的登記冊所載或據本公司獲悉，下列人士（本公司董事及最高行政人員不包括在內）擁有本公司股份及相關股份5%或以上的權益：

股東名稱	附註	股份數目	股份佔已發行股本百分比
Cellular 8 Holdings Limited（「Cellular 8」）	1及2	289,364,972	49.65%
新鴻基地產發展有限公司（「新鴻基地產」）	1及2	303,532,897	52.08%
Marathon Asset Management Limited		52,720,373	9.05%
Commonwealth Bank of Australia		29,849,000	5.12%

附註：

1. 就證券及期貨條例而言，Cellular 8於上文以其名稱持有的289,364,972股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8三分之一或以上的權益。因此，上文以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。

2. 就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有。此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。

除上文所披露者外，根據遵照證券及期貨條例第336條所存置之登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

3. *於其他相聯法團股份之權益*

郭炳聯先生於下列相聯法團之股份中擁有以下權益：

相聯法團名稱	實益擁有人	經法團擁有之可歸屬權益（附註）	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
暉卓有限公司	10	—	—	—	10%
儲善有限公司	10	—	—	—	10%
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
舉捷有限公司	—	8	80%	4	40%

附註：根據證券及期貨條例，該等權益乃被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間的同一批權益，因該等股份乃由數間公司持有，而彼等於該些公司股東大會上可控制三分之一或以上投票權的行使。

董事及最高行政人員於公司及其相聯法團之購股權中所持有的權益，乃現時被視為非上市實物結算股本衍生工具。購股權的詳細資料載於購股權計劃一節內。

除上文所披露者外，於2004年12月31日，概無董事及最高行政人員（包括彼等之配偶及未滿18歲之子女）及彼等之聯繫人士於本公司、其附屬公司或其任何相聯法團之股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置之登記冊內，或根據證券及期貨條例第XV部或根據聯交所證券上市規則（「上市規則」）之上市公司董事進行證券交易的標準守則，須知會本公司及聯交所。

（財務數字以港元列值）

2. 於新意網集團有限公司股份及相關股份之權益

董事姓名	股份				股本衍生工具		
	個人	配偶及未滿十八歲子女	受控法團	其他（附註1）	購股權（附註2）	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	1,742,500	601,666	2,344,166	0.11%
黃奕鑑	100,000	—	—	—	300,000	400,000	0.01%
蘇承德	—	—	—	—	800,000	800,000	0.03%

附註1：根據證券及期貨條例，該些股份中之1,070,000股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間的同一批權益。

附註2：購股權資料如下：

董事姓名	授予日期	行使價 $	於2004年7月1日尚未行使	於期內授予	於期內行使	於期內註銷／失效	於2004年12月31日尚未行使
郭炳聯	2000年3月28日	10.38	503,333	—	—	251,667	251,666
	2001年4月7日	2.34	350,000	—	—	—	350,000
黃奕鑑	2000年3月28日	10.38	240,000	—	—	120,000	120,000
	2001年4月7日	2.34	180,000	—	—	—	180,000
蘇承德	2002年7月8日	1.43	400,000	—	—	—	400,000
	2003年11月29日	1.59	400,000	—	—	—	400,000

上述購股權可根據相關購股權計劃的條款及授出條件而行使。

於相聯法團之權益

1. 於新鴻基地產發展有限公司股份及相關股份之權益

	股份				股本衍生工具		
董事姓名	個人	配偶及未滿十八歲子女	受控法團	其他 (附註1)	購股權 (附註2)	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	1,079,515,895	75,000	1,079,590,895	44.96%
黃奕鑑	70,904	—	—	—	225,000	295,904	0.01%
黎浩佳	—	—	—	—	36,000	36,000	0.001%
李家祥	—	—	18,000	—	—	18,000	0.0007%

附註1： 根據證券及期貨條例，該些股份中之1,056,338,347股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間的同一批權益。

附註2： 購股權資料如下：

董事姓名	授予日期	行使價 $	於2004年7月1日尚未行使	於期內授予	於期內行使	於期內註銷／失效	於2004年12月31日尚未行使
郭炳聯	2001年7月16日	70.00	75,000	—	—	—	75,000
黃奕鑑	2000年2月15日	70.00	150,000	—	—	—	150,000
	2001年7月16日	70.00	75,000	—	—	—	75,000
黎浩佳	2001年7月16日	70.00	36,000	—	—	—	36,000

所有授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權，此後有關之購股權將期滿失效。

（財務數字以港元列值）

董事權益及淡倉

於2004年12月31日，根據證券及期貨條例第352條所規定存置之登記冊所載，本公司董事、最高行政人員及其聯繫人士在本公司及其相聯法團(按證券及期貨條例所界定)的股份、股本衍生工具的相關股份及債券中所擁有的權益如下：

於本公司股份及相關股份之權益

	股份				股本衍生工具		
董事姓名	個人	配偶及未滿十八歲子女	受控法團	其他	購股權（附註）	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	2,237,767	—	2,237,767	0.38%
黎大鈞	—	—	—	—	3,000,000	3,000,000	0.51%
陳啓龍	—	—	—	—	1,103,500	1,103,500	0.19%

附註：購股權資料如下：

董事姓名	授予日期	行使價 $	於2004年7月1日尚未行使	於期內授予	於期內行使	於期內註銷／失效	於2004年12月31日尚未行使
黎大鈞（附註1）	2003年2月10日	9.29	3,000,000	—	—	—	3,000,000
陳啓龍	2003年2月10日	9.20	133,500	—	—	—	133,500
（附註2及3）	2004年2月5日	9.00	970,000	—	—	—	970,000

附註：

1. 購股權須於2003年2月10日至2011年7月16日期間按每股$9.29的價格行使。不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 購股權須於2003年5月2日至2012年5月1日期間按每股$9.20的價格行使。不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 購股權須於2005年2月5日至2014年2月4日期間按每股$9.00的價格行使。不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行

（財務數字以港元列值）

中期股息

董事宣佈向於2005年3月24日名列本公司股東名冊之股東派發截至2004年12月31日止6個月的中期股息每股$0.19（2003：$0.20）。

暫停辦理股份過戶登記手續

本公司將於2005年3月22日（星期二）至2005年3月24日（星期四），首尾兩天包括在內，暫停辦理股份過戶登記手續。為符合資格以獲派發上述中期股息，請將股份轉讓文件連同有關之股票於2005年3月21日（星期一）下午四時正前，送交香港皇后大道東183號合和中心17樓1712-1716室香港中央證券登記有限公司，即本公司在香港之股份過戶登記處，辦理股份過戶手續。

購股權計劃

根據本公司於2002年11月15日所採納的購股權計劃（「購股權計劃」），本公司可授予參與人士，包括集團的董事及僱員，購股權以認購本公司的股份。於2004年12月31日，根據購股權計劃授予參與人士而尚未行使的購股權詳列如下：

承授人	授予日期	行使價 $	行使期限	於2004年7月1日尚未行使	於期內授予	於期內行使	於期內註銷／失效	於2004年12月31日尚未行使
董事								
黎大鈞	2003年2月10日	9.29	2003年2月10日至2011年7月16日	3,000,000	—	—	—	3,000,000
陳啓龍	2003年2月10日	9.20	2003年5月2日至2012年5月1日	133,500	—	—	—	133,500
	2004年2月5日	9.00	2005年2月5日至2014年2月4日	970,000	—	—	—	970,000
僱員	2004年2月5日	9.00	2005年2月5日至2014年2月4日	8,487,000	—	—	(77,000)	8,410,000
	2004年12月6日	8.01	2005年12月6日至2014年12月5日	—	193,000	—	—	193,000

於2004年12月3日，即於期內授出購股權前的一個交易日，本公司股份於香港聯合交易所有限公司（「聯交所」）之收市價為$7.95。

除上述購股權外，本公司並無根據購股權計劃授出購股權予其他參與人士。

除上文所披露者外，期內並無其他購股權被授出、行使、註銷或失效。

（以港元列值）

簡明綜合中期財務報表附註(續)

截至2004年12月31日止6個月

20 或然負債

履約保證

	2004年 12月31日 $000	2004年 6月30日 $000
香港3G牌照	310,746	150,000
其他	1,942	1,942
	312,688	151,942

若干銀行就香港及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證。本公司已就有關銀行在履約保證項下之責任作出擔保。

於2004年10月，即發出香港3G牌照第3週年之日，及於支付第3年頻譜使用費$50,000,000後，履約保證已被修訂為$311,000,000。

銀行融資擔保

於2004年12月31日，本公司因代表一間全資附屬公司就有關若干銀行授出之短期循還信貸融資額及無承擔期之貿易融資額達$300,000,000(2004年6月30日：$600,000,000)而提供擔保之或然負債。於2004年12月31日，此等融資額中已動用之款項為$222,000,000，當中$170,000,000從循還貸款提取，及$52,000,000從貿易融資額提取。

18 資本承擔

於2004年12月31日已作出但於中期財務報表內未撥備之資本承擔如下：

	2004年 12月31日 $000	2004年 6月30日 $000
已訂約		
固定資產	114,634	29,737
投資證券	11,700	19,500
已批准但未訂約	347,208	745,589
	473,542	794,826

19 經營租賃承擔

於2004年12月31日不可撤銷經營租約應付之未來最低租金付款總額如下：

	2004年 12月31日 $000	2004年 6月30日 $000
土地及樓宇及收發站		
1年內	303,402	239,704
1年後但於5年內	168,691	161,036
5年後	11,829	14,369
	483,922	415,109
專線		
1年內	38,721	29,832
1年後但於5年內	2,656	2,852
	41,377	32,684

（以港元列值）

簡明綜合中期財務報表附註(續)

截至2004年12月31日止6個月

17 連繫人士之交易(續)

i 土地及樓宇及收發站之經營租賃租金

本集團最終控股公司新鴻基地產發展有限公司(「新鴻基地產」)若干附屬公司及聯營公司租賃物業予本集團，供作為寫字樓、零售店舖及貨倉之用，並且向本集團發出許可證，可於新鴻基地產或其附屬公司或聯營公司擁有之若干物業上安裝基站、天線及電話電纜。

截至2004年12月31日止6個月，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用，總額為$25,586,000(2003年：$27,372,000)。

ii 保險費用

新鴻基地產之全資附屬公司新鴻基地產保險有限公司及鴻基保險經紀有限公司，向本集團提供一般保險服務。截至2004年12月31日止6個月，已付及應付之保金共為$4,800,000(2003年：$4,960,000)。

b 於2004年12月31日，本集團於其聯營公司持有權益(新鴻基地產之附屬公司乃其主要股東)。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

c 自1999年10月起，新鴻基地產之聯營公司，新地寶聯資產管理(亞洲)有限公司(「新地寶聯」)獲委任為本集團之職業退休計劃之投資經理。新地寶聯會從本集團僱員職業退休計劃所認購之互惠基金支取酬金。因此，截至2004年及2003年12月31日止6個月期間，本集團概無支付費用予新地寶聯。

d 下列與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘計入其相關之資產負債表項目內：

	2004年 12月31日 $000	2004年 6月30日 $000
應收營業賬款	721	634
按金及預付款項	7,072	6,337
應付營業賬款	2,403	393
其他應付賬款及應計項目	349	407

交易結餘為無抵押、免息及須按向無連繫人士提供之類似條款還款。

16 僱員購股權計劃

於2004年12月31日，根據本公司購股權計劃授出之尚未行使購股權如下：

授出日期	行使期限	行使價	購股權數目 於2004年 7月1日 尚未行使	於期內 授予	於期內行使 ／註銷	**於2004年 12月31日 尚未行使**
2003年2月10日	2003年2月10日至 2011年7月16日	$9.29	3,000,000	—	—	**3,000,000**
2003年2月10日	2003年5月2日至 2012年5月1日	$9.20	133,500	—	—	**133,500**
2004年2月5日	2005年2月5日至 2014年2月4日	$9.00	9,457,000	—	(77,000)	**9,380,000**
2004年12月6日	2005年12月6日至 2014年12月5日	$8.01	—	193,000	—	**193,000**
			12,590,500	193,000	(77,000)	**12,706,500**

17 連繫人士之交易

a 期內，本集團與若干連繫人士在正常業務往來中進行之重大交易載列於下文，全部連繫人士之交易均按照該等交易之有關協議之條款進行。

	截至12月31日止6個月 2004年 $000	2003年 $000
土地及樓宇及收發站之經營租賃租金(附註i)	**25,586**	27,372
保險費用(附註ii)	**4,800**	4,960

（以港元列值）

簡明綜合中期財務報表附註(續)

截至2004年12月31日止6個月

13 現金及銀行結存

	2004年 12月31日 $000	2004年 6月30日 $000
已抵押銀行存款	**337,178**	325,620
現金及現金等價物	**224,730**	328,188
	561,908	653,808

包括於已抵押銀行存款內，$171,000,000(2004年6月30日：$150,000,000)已抵押成為本集團之3G牌照之履約保證(如附註20「或然負債」內所述)之現金抵押品。

14 應付營業賬款

應付營業賬款之賬齡分析如下：

	2004年 12月31日 $000	2004年 6月30日 $000
現時－30天	**99,971**	64,374
31天－60天	**55,272**	53,004
61天－90天	**16,751**	15,774
90天以上	**13,617**	21,701
	185,611	154,853

15 股本

	每股面值 $0.10之股份	$000
法定股本：		
於2004年7月1日及2004年12月31日	1,000,000,000	100,000
已發行並已繳足股本：		
於2004年7月1日	583,311,928	58,331
註銷購回股份	(520,500)	(52)
於2004年12月31日	**582,791,428**	**58,279**

截至2004年12月31日止6個月期間，本公司概無購回任何股份。本公司在期內已註銷於截至2004年6月30日止年度在香港聯合交易所有限公司購回之520,500股股份。因此，相關之註銷購回股份項目已列作截至2004年12月31日止6個月已發行及繳足股本之變動。

11 投資

	2004年 12月31日 $000	2004年 6月30日 $000
投資證券		
非上市股本證券	53,099	47,744
持至到期日之債務證券		
於香港以外地區上市	534,669	595,204
非上市	890,682	974,430
	1,425,351	1,569,634
減：包括在流動資產於結算日起計1年內到期之債務證券	(332,685)	(471,081)
	1,092,666	1,098,553
非流動投資總額	1,145,765	1,146,297
上市證券之市值	530,849	592,683

12 應收營業賬款

本集團給予用戶及其他客戶約平均30天之賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	2004年 12月31日 $000	2004年 6月30日 $000
現時－30天	167,868	144,386
31天－60天	17,563	18,283
61天－90天	5,859	3,920
90天以上	1,189	690
	192,479	167,279

（以港元列值）

簡明綜合中期財務報表附註（續）

截至2004年12月31日止6個月

8 每股基本及攤薄盈利

每股基本及攤薄盈利是根據股東應佔溢利$225,630,000（2003年：$235,146,000）計算。

每股基本盈利是按照期內已發行股份之加權平均數582,834,803股（2003年：584,048,178股）計算。每股攤薄盈利乃根據582,853,706股（2003年：584,418,314股）計算，此乃包括期內已發行股份之加權平均數，及如全部購股權獲悉數行使時以零代價被視為將予發行股份之加權平均數18,903股（2003年：370,136股）。

9 EBITDA

EBITDA指未扣除融資收入及融資成本、折舊及出售固定資產之虧損、稅項及少數股東權益之溢利。EBITDA包括所有與取得客戶相關之成本及手機補貼之攤銷。

10 固定資產

	$000
原值	
於2004年7月1日	4,671,435
添置	303,299
出售	(51,222)
滙兑調整	(32)
於2004年12月31日	**4,923,480**
累積折舊及減值虧損	
於2004年7月1日	2,717,641
期內折舊	210,247
出售	(47,752)
滙兑調整	(3)
於2004年12月31日	**2,880,133**
賬面淨值	
於2004年12月31日	**2,043,347**
於2004年6月30日	1,953,794

於2004年12月31日，本集團以融資租賃持有之固定資產賬面淨值為$459,701,000（2004年6月30日：$525,848,000）。

6 税項

香港利得税已按期內應課税溢利，以税率17.5%計提撥備(2003年：無)。海外所得税已根據本集團經營所在國家當時適用之税率，按期內估計溢利計算(2003年：無)。

計入綜合損益表之税項指：

	截至12月31日止6個月	
	2004年	2003年
	$000	$000
即期税項		
一香港	**14,972**	—
一海外	**2,073**	—
有關產生暫時差額之遞延税項	**20,521**	38,966
	37,566	38,966

7 股息

	截至12月31日止6個月	
	2004年	2003年
	$000	$000
歸於期內		
宣派/已付中期股息，每股$0.19(2003年：每股$0.20)	**110,730**	116,953
歸於往年而於期內派付		
末期股息，每股$0.33(2003年：每股$0.27)	**192,321**	157,972
特別現金股息為零(2003年：每股$3.50)	—	2,047,785
	192,321	2,205,757
	303,051	2,322,710

於2005年2月28日舉行之會議上，董事就截至2005年6月30日止年度宣派中期股息每股$0.19。此項宣派股息並沒有反映於中期財務報表內，但將列作截至2005年6月30日止年度之保留溢利分派。

（以港元列值）

簡明綜合中期財務報表附註（續）

截至2004年12月31日止6個月

4 經營溢利

經營溢利經扣除下列各項列賬：

	截至12月31日止6個月	
	2004年	2003年
	$000	$000
折舊		
自置固定資產	147,424	134,044
租賃固定資產	62,823	67,301
遞延支出之攤銷	13,737	10,283
土地及樓宇、收發站及專線之經營租約租金	211,027	204,036
出售固定資產之虧損	2,706	3,709
存貨撥備	580	569
呆壞賬撥備	7,786	6,969
滙兑虧損淨額	226	4,925

5 融資收入淨額

	截至12月31日止6個月	
	2004年	2003年
	$000	$000
融資收入		
來自下列各項之利息收入：		
上市債務證券	8,973	9,796
非上市債務證券	13,417	13,575
銀行及其他財務機構存款	3,943	10,050
	26,333	33,421
融資成本		
於5年內償還之銀行貸款利息費用	(105)	(340)
其他借貸成本	(267)	—
	(372)	(340)
	25,961	33,081

簡明綜合中期財務報表附註

截至2004年12月31日止6個月

1 編製基準及主要會計政策

該等未經審核簡明綜合中期財務報表(「中期財務報表」)乃按香港會計師公會發出之香港會計實務準則第25號「中期財務報告」編製。

編製該中期財務報表所採用之會計政策及計算方法，與截至2004年6月30日止年度之年度財務報表所採用者一致。

中期財務報表須與截至2004年6月30日止年度之年度財務報表一併理解。

2 營業額

本集團主要從事提供流動通訊服務，以及銷售流動電話及配件。期內已確認之收益如下：

	截至12月31日止6個月	
	2004年	2003年
	$000	$000
流動通訊服務	**1,309,857**	1,216,813
流動電話及配件銷售	**520,721**	331,987
	1,830,578	1,548,800

3 分類呈報

截至2004年及2003年12月31日止6個月，本集團之營業額及經營溢利超過90%是來自香港及澳門特別行政區之流動通訊業務。因此中期財務報表並無呈列按業務或地區分類之分析。

（以港元列值）

綜合權益變動表

截至2004年12月31日止6個月

	未經審核						
	股本 $000	股份溢價 $000	資本 贖回儲備 $000	繳入盈餘 $000	外滙儲備 $000	保留溢利 $000	總額 $000
於2004年7月1日	58,331	—	2,638	2,371,112	26	1,033,843	3,465,950
註銷購回股份	(52)	—	52	—	—	—	—
支付2004年之末期股息	—	—	—	—	—	(192,321)	(192,321)
滙兑差額及未於損益賬內確認之淨收益	—	—	—	—	(22)	—	(22)
期內溢利	—	—	—	—	—	225,630	225,630
於2004年12月31日	**58,279**	**—**	**2,690**	**2,371,112**	**4**	**1,067,152**	**3,499,237**

截至2003年12月31日止6個月

	未經審核						
	股本 $000	股份溢價 $000	資本 贖回儲備 $000	繳入盈餘 $000	外滙儲備 $000	保留溢利 $000	總額 $000
於2003年7月1日	58,301	4,218,517	2,461	199,800	—	842,543	5,321,622
行使購股權後發行新股份	207	18,985	—	—	—	—	19,192
購回股份	—	—	—	(2,365)	—	(32)	(2,397)
註銷股份溢價	—	(4,237,502)	—	4,237,502	—	—	—
支付2003年之末期股息	—	—	—	—	—	(157,972)	(157,972)
支付特別現金股息	—	—	—	(2,047,785)	—	—	(2,047,785)
期內溢利	—	—	—	—	—	235,146	235,146
於2003年12月31日	58,508	—	2,461	2,387,152	—	919,685	3,367,806

綜合現金流量表

截至2004年12月31日止6個月

	附註	未經審核 截至12月31日止6個月 2004年 $000	 2003年 $000
經營業務之現金流入淨額		**431,124**	352,904
投資活動所用之現金淨額		**(350,306)**	(1,098,780)
融資活動所用之現金淨額		**(184,276)**	(1,711,642)
現金及現金等價物減少		**(103,458)**	(2,457,518)
期初之現金及現金等價物		**328,188**	2,820,725
期終之現金及現金等價物		**224,730**	363,207
現金及現金等價物分析			
現金及銀行結存	13	**561,908**	697,801
減：已抵押銀行存款	13	**(337,178)**	(334,594)
		224,730	363,207

（以港元列值）

綜合資產負債表

於2004年12月31日及2004年6月30日

	附註	未經審核 2004年 12月31日 $000	經審核 2004年 6月30日 $000
非流動資產			
固定資產	10	2,043,347	1,953,794
於聯營公司之權益		3,050	3,050
投資	11	1,145,765	1,146,297
遞延支出		11,802	12,991
遞延稅項資產		1,038	2,857
		3,205,002	3,118,989
流動資產			
存貨		138,507	124,230
投資	11	332,685	471,081
應收營業賬款	12	192,479	167,279
按金及預付款項		136,623	125,370
其他應收款項		37,922	41,490
現金及銀行結存	13	561,908	653,808
		1,400,124	1,583,258
流動負債			
應付營業賬款	14	185,611	154,853
其他應付賬款及應計項目		455,320	681,817
客戶按金		26,022	24,744
遞延收入		75,580	72,408
應付稅項		17,045	–
無抵押銀行貸款		170,000	150,000
		929,578	1,083,822
流動資產淨值		470,546	499,436
總資產減流動負債		3,675,548	3,618,425
非流動負債			
遞延稅項負債		149,769	131,068
少數股東權益		26,542	21,407
資產淨值		3,499,237	3,465,950
資本及儲備			
股本	15	58,279	58,331
儲備		3,440,958	3,407,619

（以港元列值）

董事會欣然宣佈本集團截至2004年12月31日止6個月之中期報告及簡明綜合中期財務報表。本集團截至2004年12月31日止6個月之綜合損益表、綜合現金流量表及綜合權益變動表，以及於2004年12月31日之綜合資產負債表（均為未經審核之簡明報表），連同部份附註，載於本報告第7至第20頁。

綜合損益表

截至2004年12月31日止6個月

	附註	未經審核 截至12月31日止6個月 2004年 $000	 2003年 $000
營業額	2	**1,830,578**	1,548,800
銷售貨品及提供服務成本		**(738,180)**	(522,538)
毛利		**1,092,398**	1,026,262
其他經營開支		**(850,028)**	(782,990)
經營溢利	4	**242,370**	243,272
融資收入	5	**26,333**	33,421
融資成本	5	**(372)**	(340)
除税前溢利		**268,331**	276,353
税項	6	**(37,566)**	(38,966)
除税後溢利		**230,765**	237,387
少數股東權益		**(5,135)**	(2,241)
股東應佔溢利		**225,630**	235,146
股息			
歸於期內	7	**110,730**	116,953
歸於往年而於期內派付	7	**192,321**	2,205,757
每股盈利			
基本	8	**$0.39**	$0.40
攤薄	8	**$0.39**	$0.40
EBITDA	9	**455,323**	448,327

（財務數字以港元列值）

功能貨幣及外匯波動風險

本集團之功能貨幣為港幣。除美元結算之定息投資及銀行存款外，所有重大收入、開支、資產及負債均以港幣計算。因此，除本集團之美元銀行存款及定息投資外，本集團並沒有任何重大之滙兑收益及虧損風險。本集團現階段並無進行任何外滙對沖活動。

或然負債

履約保證

若干銀行代表本集團就本集團於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2004年12月31日，此等履約保證之未償總額為$313,000,000（2004年6月30日：$152,000,000）。該等履約保證之部分數額以現金存款作為現金抵押，以減低發行成本。

出租、租回安排

一間銀行代表本集團發出一份信用證，為本集團於截至1999年6月30日止年度訂立之出租租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押，以減低發行成本。董事認為，本集團須根據此項擔保付款之風險很微。

銀行融資擔保

於2004年12月31日，本公司代表一間全資附屬公司為有關若干銀行授出之短期循環信貸融資額及無承擔期之貿易融資額達$300,000,000（2004年6月30日：$600,000,000）而提供擔保之或然負債。

僱員及購股權計劃

於2004年12月31日，本集團有1,444名全職僱員，大部分為香港員工。員工收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎（其中包括）本集團之表現及個別員工之表現而發放。福利包括強制性公積金計劃及醫療與牙科保險。本集團亦就個別員工之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員之參與者授予購股權以認購本公司之股份。期內，本公司授出193,000份購股權，可於2005年12月6日至2014年12月5日以每股$8.01之行使價行使。於期內並無行使任何購股權，並已註銷77,000份購股權。於2004年12月31日，尚未行使之購股權共12,706,500份。

其他經營開支（不包括折舊及出售固定資產之虧損）增加至$637,000,000（2003/04年上半年：$578,000,000）。這是由於推出3G網絡導致網絡成本增加，以及因宣傳多媒體服務、手機及推出3G服務而導致銷售及市場推廣開支增加所致。

本集團於澳門之流動通訊業務表現理想，截至2004年12月31日止6個月內錄得溢利增長。

附屬公司、聯營公司及其他投資

期內並無重大收購或出售附屬公司、聯營公司或其他投資。

資本架構、流動資金及財務資源

本集團之資本架構自2004年6月30日以來並無重大變動。本集團之現金資源維持強勁，於2004年12月31日之現金、銀行結餘及持有至到期日之債務證券投資，在扣除向外借款後，達$1,817,000,000。

本集團期內經營業務之現金流入淨額為$431,000,000。期內收取之利息淨額為$32,000,000，而去年同期則為$34,000,000。本集團期內之主要資金流出為支付2003/04財政年度之末期股息及購置固定資產。本集團來自贖回持有至到期日之債務證券投資及銀行借款(扣除還款)所得之款項流入為$156,000,000。

本集團之董事認為，本集團現有之現金資源及借貸融資，足以應付現行截至2005年6月30日止財政年度之資本開支。

財資管理政策

本集團根據董事會已批准之財資管理政策，動用其盈餘資金作投資用途。盈餘資金會存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款均為港幣或美元存款。

本集團所投資之債務證券，均以港幣或美元結算，年期最長為3年。本集團之政策是持有其於債務證券之投資直至到期日。

本集團於期內向若干銀行安排一項為$200,000,000之1年承擔期可換循環貸款及貿易融資額及一項為$100,000,000之無承擔期多種外幣押滙信用證融資額。這些融資額於2004年12月31日已動用之款額為$222,000,000，當中$170,000,000從循環貸款提取，及$52,000,000從信用證融資額提取作為一般營運資金用途。

本集團須安排銀行代其開立履約保證及信用證。在某些情況下，本集團將以現金存款作為該等工具之部分或全部抵押品，以減低發行成本。於2004年12月31日，已抵押存款總額為$337,000,000（2004年6月30日：$326,000,000）。

（財務數字以港元列值）

概覽

截至2004年12月31日止6個月期間，本集團錄得股東應佔溢利$226,000,000，而去年同期則為$235,000,000。由於流動通訊服務及手機銷售均錄得上升，經營收入增加$282,000,000至$1,831,000,000（2003/04年上半年：$1,549,000,000）。這是本集團成功改善其客戶質素，增加數據及漫游服務之使用量，並擴展手機業務之成果。截至2004年12月31日止6個月內，本集團之3G業務帶來額外成本，及就市場推廣活動產生之銷售及市場推廣成本增加。隨著本集團於2004年12月推出3G服務後，3G頻譜使用費及3G網絡之折舊均開始入賬。

財務表現

截至2004年12月31日止6個月內，集團之未計利息、稅項、折舊及攤銷前盈利（「EBITDA」）微增至$455,000,000（2003/04年上半年：$448,000,000）。

由於流動通訊服務收益及手機銷售均錄得增長，回顧期間內之營業額增加$282,000,000至$1,831,000,000（2003/04年上半年：$1,549,000,000）：

- 期內之流動通訊服務收益增加$93,000,000至$1,310,000,000（2003/04年上半年：$1,217,000,000）。該增幅為國際電話、漫游、多媒體服務及澳門業務之收益均有增長所致。

  截至2004年12月31日止6個月內，香港之綜合ARPU為$196（2003/04年上半年：$188）。該增幅反映出，數據及漫游服務收益呈現穩健增長，商業及消費市場客戶之質素均持續改善。

  儘管本地話音服務收費備受持續下調壓力，月費計劃服務之ARPU增長$21至$228（2003/04年上半年：$207）。除本地話音服務外，所有服務均錄得較高收益。

  期內，SmarTone之多媒體服務錄得可觀增長。多媒體服務收益錄得強勁之按年增長，於2004年12月錄得約90%增幅，並為數據服務收益增長之主要推動力，數據服務收益佔服務收益之7.5%。SmarTone iN活躍客戶人數持續上升，佔2004年12月的月費計劃客戶之19%。

- 期內之手機及配件銷售增加57%至$521,000,000（2003/04年上半年：$332,000,000）。手機業務為本集團業務之重要一環，可為客戶提供多元化之手機選擇。憑藉其為客戶獨家設計、性能勝人一籌之手機，本集團已成功穩佔其於高端手機的市場地位。

由於銷售手機成本增加，加上互連及漫游服務之成本上漲，導致銷售貨品及提供服務之成本亦相應增加至$738,000,000（2003/04年上半年：$523,000,000）。該等成本增長反映了手機銷售及流動通訊服務之使用量的相應增長。

前景

基於手機補貼預期將會上升和推出3G服務所增加的成本抵銷了收益的增長，短期內邊際利潤仍然面對壓力。隨著更多3G手機和新服務的面世，客戶轉用3G服務的步伐將會加快。SmarTone將充份利用3G比2.5G/EDGE日益強大的優勢，繼續帶領多媒體服務的開發，提升其收益市場佔有率。

集團憑藉與眾不同、極具吸引力的服務和內容，配合傲視同儕的手機，銳意運用3G提供超凡的客戶體驗。這將加快多媒體服務及其他非話音服務之普及化，增加集團的收益市場佔有率。集團已奠下穩固基礎，在未來的日子，本人深信集團定能繼往開來，努力把握市場上每一個商機。

謝意

本人對各位客戶、股東與董事同寅的不斷支持，以及員工們的積極投入和努力不懈，謹致由衷謝意。

主席
郭炳聯

香港，2005年2月28日

（財務數字以港元列值）

集團首項為商業用戶提供的3G服務名為SmarTone PC Connect，是市場上最佳的流動辦公方案。此項服務不只是一張3G/GPRS數據卡，更包括一個電腦屏幕控制標版，令客戶在極速和可靠的情況下連接至互聯網、電子郵件、公司內聯網應用程式、新聞以及旅遊資訊等一系列服務，毋需依靠固網。商務旅客從此可隨時隨地於外地漫游的同時，享受更大的方便，並有效提升生產力。

- *傲視同儕的手機*－SmarTone提供最多元化之手機選擇，由流行品牌以至著名生產商所提供之獨家型號均一應俱全。為讓客戶享受豐富多媒體服務所帶來的最優質體驗，SmarTone與手機生產商合作開發及推廣設計先進易用的手機，成績有目共睹。在此成功基礎上，集團正擴展同樣的合作夥伴關係至其他3G手機生產商。此策略令集團能夠為不同類型客戶，提供不同價格並切合不同需要的優質手機選擇。首部SmarTone iN 3G手機Sanyo S103經已推出市場，而集團將於短期內陸續推出Sharp SX813型號和其他不同品牌的手機型號。

- *更具價值和透明度的收費*－為鼓勵客戶採用多媒體服務和凸顯其與眾不同的服務組合，集團特別為多媒體服務推出一個嶄新收費模式。所有SmarTone iN on 3G的收費計劃，均包括一系列的免費視像和基本內容，以及免費瀏覽SmarTone iN on 3G入門網站。精選內容之收費以逐次內容或收看時間計算，無需額外以數據用量收費。這些新收費計劃十分清晰易明，透明度更高，讓客戶更易於計算，從而帶給他們更大的價值。

- *最可靠的3G網絡*－SmarTone在網絡設計及營運方面的專業知識和經驗，令集團得以將其在網絡質素方面的領導地位由2G伸延至3G領域。自2004年12月推出3G服務後，SmarTone的3G網絡覆蓋範圍已遍及全港，更將於2005年3月與2G網絡的覆蓋範圍及質素看齊。集團的3G網絡提供穩定可靠的話音和數據服務，實屬市場之冠。

為確保所有SmarTone客戶能享受全面提升的服務體驗，並更有效推廣3G服務，集團已於所有門市推行針對銷售和後勤營運的全方位改善計劃，當中的重要環節為推出全新店鋪設計及提升所有店鋪的服務質素，為客戶提供更佳的購物環境，並更清楚展示SmarTone的產品和服務。集團又引入新的賬單系統，以提高營運彈性和效益，配合各類新服務之推出。此外，客戶管理系統亦正加以改良，除了提供更個人化的客戶服務外，亦大大增強集團策劃及推行市務計劃之效益。

SmarTone最近與全球領先的流動電訊公司Vodafone簽訂獨家夥伴網絡協議。集團將會以SmarTone-Vodafone品牌推廣其在本港的業務，配合Vodafone的環球優勢和服務組合，將進一步優化集團的優質品牌。憑藉Vodafone遍及全球的網絡和流動通訊業內的領導地位，SmarTone將可更全面照顧不同客戶的需要，並以更短時間和更低成本推出多元化的產品和服務。此項合作將強化集團的優勢，並有助增加收益市場佔有率。

澳門流動通訊業務

澳門流動通訊業務的收益持續增長，並為集團溢利作出了更大貢獻。

主席報告

（財務數字以港元列值）

雖然市場競爭激烈，SmarTone於上半年的營運表現持續強勁，服務收益和ARPU均有所上升。因推出3G服務而增加的成本開始對業績有所影響，然而集團藉著其在多媒體服務的領導地位，將可運用3G創造長遠價值。

財務摘要

上半年度之營業額為$1,831,000,000，較去年同期及對上六個月，分別增長18%和1%。未計利息、稅項、折舊及攤銷前之盈利（「EBITDA」）達$455,000,000，較去年同期增加2%，而較對上六個月則下跌3%。股東應佔溢利為$226,000,000，較去年同期之$235,000,000下跌4%，而較對上六個月之$231,000,000減少2%。上半年度之每股盈利為$0.39。

股息

董事會宣佈派發中期股息，每股為$0.19，較去年同期之$0.20減少5%，與中期溢利之下降相應。

業務回顧

香港流動通訊業務

在市場持續推出割價及推廣活動下，SmarTone仍能保持強勁的營運表現。上半年度之綜合ARPU（Blended ARPU）為$196，較去年同期和對上六個月同樣上升4%。月費計劃服務之ARPU上升至$228，較去年同期和對上六個月，分別上升10%和6%，反映了集團之客戶基礎質素及其數據和漫游服務用量均有所提升。由於ARPU上升，抵銷了客戶人數之輕微下跌，服務收益仍錄得增長。截至2004年12月底，客戶總人數達1,033,000。客戶流失率優於市場平均，由2004年6月之2.6%，改善至2004年12月之2.4%。由於集團全力發展3G網絡，並於2004年12月推出3G服務，有關3G的成本開始對財務業績有所影響。

3G服務的正式推出，標誌著SmarTone致力透過多媒體服務來提升其長遠收益和溢利增長的一個重要里程碑。3G無論在速度、頻寬、容量及成本效益方面均更為優勝，令集團可更有彈性地提供全面提升兼勝人一籌的客戶體驗。憑藉優越的服務，SmarTone定能在推陳出新的多媒體服務領域上鞏固其領導地位。

- *與眾不同的內容和服務*－SmarTone iN on 3G為消費者提供更多元化和更豐富之內容和服務，在主要範疇如體育、新聞、音樂和手機遊戲方面，令客戶感受更卓越的服務體驗。此外，SmarTone iN on 3G入門網站提供更佳的瀏覽體驗和更完善的導航系統，使客戶更方便地獲取喜愛的內容及服務。

數碼通電訊集團有限公司

2004/2005年中期報告

